Exhibit 21.1

Subsidiaries of Rockwell Medical, Inc.

Rockwell Medical, Inc.’s subsidiaries as of December 31, 2017 is listed below:

Subsidiaries	Jurisdiction of Organization

Rockwell Transportation, Inc.	Michigan

Rockwell Medical India Private Limited	India